Exhibit 99.1

Preliminary Select Financial Results for Q2 2026

Preliminary second quarter select financial results

Subject to the finalization of financial reporting processes, revenue for the second quarter of 2026 is estimated to be $447 million, an increase of 4% compared to the second quarter of 2025.

Net loss for the second quarter of 2026 is expected to be between $53 million and $65 million, compared to a net loss of $50 million in the second quarter of 2025. Adjusted EBITDA for the second quarter of 2026 is estimated to be $103 million, a decrease of 2% compared to the second quarter of 2025.

Basis of preliminary financial information

Paysafe intends to provide its full financial results along with reaffirmation of our previously issued 2026 financial guidance with our scheduled second quarter earnings call on August 13, 2026. Until that time, the preliminary results for the three months ended June 30, 2026 described in this exhibit to Form 6-K reflect management’s estimates based upon information available to management as of the date of this release, are unaudited, and are subject to the finalization of our quarterly financial reporting processes and control procedures.

The Company’s independent registered public accounting firm has not reviewed or performed any procedures with respect to these preliminary results. These preliminary estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. There is a possibility that these preliminary results could differ materially from the actual results when they are finalized and publicly disclosed.

About Paysafe

Paysafe is a global payments platform powering the experience economy, with a strong focus on the iGaming, video gaming, e-commerce, online trading, retail, travel and hospitality sectors. With 30 years of expertise in payment technology, Paysafe helps businesses and consumers lift every experience through seamless, secure payment solutions, including card payments, digital wallets such as Skrill, eCash solutions like PaysafeCard, and a suite of local payment methods. With approximately 2,800 employees across 12 countries and annualized transactional volume of $167 billion in 2025, Paysafe connects people and businesses worldwide through innovative digital payment experiences. Further information is available at www.paysafe.com.

Contacts

Media

Nilce Piccinini

Paysafe

+1 (281) 895-5954

nilce.piccinini@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking statements

This exhibit to Form 6-K includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by applicable law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Non-GAAP financial measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the Company presents in this release a non-GAAP measure of certain components of financial performance, namely Adjusted EBITDA. Adjusted EBITDA is a supplemental measure that is not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Management believes the presentation of these disposed business and non-GAAP financial measures, including Adjusted EBITDA and net leverage, when considered together with the Company’s results presented in accordance with GAAP, provides users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of this non-GAAP financial measure provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, this non-GAAP measure excludes items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, this measure should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of this measure may not be comparable to similarly titled measures used by other companies.

GAAP to Non-GAAP reconciliation

	Three Months Ended
	June 30,
($ in millions)(unaudited)	2026	2025
Net loss (2)	$(59)	$(50)
Income tax expense	7	29
Interest expense, net	36	35
Depreciation and amortization	68	68
Share-based compensation expense	22	11
Impairment expense on goodwill and intangibles assets	—	—
Restructuring and other costs	24	6
Loss on disposal of subsidiaries and other assets, net	—	—
Other expense, net	4	7
Adjusted EBITDA (1)	$103	$105

(1)
Amounts may not sum due to rounding.
(2)
Due to ongoing finalization of quarterly financial reporting processes for the three months ended June 30, 2026, including the financial statement line items within the reconciliation of Adjusted EBITDA to Net Loss (as described above under “Basis of preliminary financial information”), we are reporting a range of preliminary net loss, from $53 million to $65 million for the three months ended June 30, 2026 Each of the numbers included in the reconciliation for 2026 is also based on a range, and represents the mid-point of such range. There is a possibility that these preliminary results could differ materially from the actual adjustments when they are finalized and publicly disclosed.